                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                             Network Engines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  64121A 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]   Rule 13d-1(b)

   [_]   Rule 13d-1(c)

   [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 64121A 107

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.

    I.R.S. Identification Nos. of above persons (entities only).
    Lawrence A. Genovesi
================================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
        ------------------------------------------------------------------------

    (b)                                                                       X
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------
 Number of Shares          5.  Sole Voting Power                    2,584,981(*)
 Beneficially            -------------------------------------------------------
 Owned by Each             6.  Shared Voting Power                        -0-
 Reporting Person        -------------------------------------------------------
 With:                     7.  Sole Dispositive Power               2,584,981(*)
                         -------------------------------------------------------
                           8.  Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,584,981(*)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                 7.42%(**)

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 2 of 5 pages

CUSIP No. 64121A 107

Item 1(a)  Name of Issuer:
---------

           Network Engines, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
---------

           25 Dan Road
           Canton, MA  02021

Item 2(a)  Name of Person Filing:
---------

           Lawrence A. Genovesi

Item 2(b)  Address of Principal Business Office or, if none, Residence:
---------

           The address of the reporting person is:

           c/o Network Engines, Inc.
           25 Dan Road
           Canton, MA  02021

Item 2(c)  Citizenship:
---------

           United States of America

Item 2(d)  Title of Class of Securities:
---------

           Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e)  CUSIP Number:
---------

           64121A 10 7

Item 3     Description of Person Filing:
------

           Not applicable.

Item 4     Ownership/1/:
------
           (a) Amount Beneficially Owned: 2,584,981(*) shares of Common Stock. Mr. Genovesi is the record holder of 1,869,600 shares of Common Stock, holder of options to purchase 117,187 shares of Common Stock which vest within 60 days of December 31, 2000, and
                Mr. Genovesi may be deemed to beneficially own 2,584,981** shares. Ms. Cheryl H. Smith, the spouse of Mr. Genovesi, is the record holder of 598,194 shares of Common Stock and may be deemed to beneficially own 2,584,981 shares. The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered under
-----------------------------
/1/  As of December 31, 2000.

                               Page 3 of 5 pages

CUSIP No. 64121A 107

                this statement. Mr. Genovesi disclaims beneficial ownership of the shares held of record by Ms. Smith.

           (b)  Percent of Class:

                Mr. Genovesi:      7.4%(**)

           (c)  Number of Shares as to which the person has:

                (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                Mr. Genovesi may be deemed to have sole power to vote and dispose of 2,584,981(**) shares of Common Stock.

Item 5     Ownership of Five Percent or Less of a Class:
------

           Not applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
------

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not applicable.

Item 8     Identification and Classification of Members of the Group:
------

           Not applicable.

Item 9     Notice of Dissolution of Group:
------

           Not applicable.

Item 10    Certification:
-------

           Not applicable.

(*) Includes 598,194 shares of Common Stock held of record by Cheryl H. Smith, the spouse of Mr. Genovesi. Mr. Genovesi disclaims any voting and dispositive power and beneficial ownership of the shares held of record by Ms. Smith.

(**) Includes the shares held of record by Ms. Smith. Mr. Genovesi disclaims any voting and dispositive power and beneficial ownership of the shares held of record by Ms. Smith.

                               Page 4 of 5 pages

CUSIP No. 64121A 107

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2001


                         By:  /s/  Lawrence A. Genovesi
                              -------------------------------
                              Lawrence A. Genovesi
                              Chairman, Chief Executive Officer and
                              Chief Technology Officer